Howard H. Lamar III

hlamar@bassberry.com

(615) 742-6209

September 22, 2014

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	John Reynolds
David Link
Ruairi Regan
Raj Rajan
Jamie Kessel

Re:	AAC Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 10, 2014
File No. 333-197383

Ladies and Gentlemen:

On behalf of AAC Holdings, Inc. (the “Company,” “Holdings,” “we,” “our” or “us”), we are concurrently filing under the Securities Act of 1933, as amended, Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-197383) (the “Registration Statement”), which was initially submitted by the Company on a confidential basis to the U.S. Securities and Exchange Commission (the “Commission”) on May 5, 2014 and June 25, 2014, and filed with the Commission on July 11, 2014 and subsequently amended by Amendment No. 1 on August 15, 2014 and Amendment No. 2 on September 10, 2014. In this letter, we respond to the comment of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated September 19, 2014 (the “Letter”). The Staff’s comment is set forth below, followed by the response. For ease of reference, the heading below corresponds to the heading in the Letter. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the amended Registration Statement in paper format, marked to show changes from the Registration Statement filed on September 10, 2014.

Exhibits

1.	Exhibits 10.48, 10.49 and 10.50 appear to be missing attachments. Please file complete exhibits.

Response: In response the Staff’s comment, the Company has re-filed complete copies of Exhibits 10.48, 10.49 and 10.50, including all attachments.

United States Securities and Exchange Commission

September 22, 2014

If you have any questions regarding the above, please do not hesitate to call me at (615) 742-6209.

Very truly yours,

Howard H. Lamar III

cc:	Michael T. Cartwright, AAC Holdings, Inc.
Michael P. Heinz, Sidley Austin LLP